UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 31, 2020

(Date of Report (Date of earliest event reported))

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada (State or other jurisdiction of organization)	81-3431472 (I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue, Las Vegas, Nevada 89118

(Address of principal executive office)

(646)-286-9070

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events

On December 31, 2020, Mystic Holdings, Inc. (the “Company”) completed a partial closing in the amount of $7,551,667 of its offering of the Company’s common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Offering”).

To date, the Company has received approximately $7,899,179 in cleared subscriptions to the Offering. Discussions and marketing efforts with investors are ongoing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on December 31, 2020.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorenzo Barracco	Chairman and Chief Executive	December 31, 2020
Lorenzo Barracco	Officer (principal executive officer)

/s/ Heather Cranny*	President, Treasurer (principal	December 31, 2020
Heather Cranny	financial and accounting officer) and Secretary

/s/ Michael Cristalli*	Director, President	December 31, 2020
Michael Cristalli

/s/ Joanna DeFilippis*	Director, Chief Operating Officer	December 31, 2020
Joanna DeFilippis

/s/ Daniel V. Perla*	Director	December 31, 2020
Daniel V. Perla

/s/ Sigmund (Sig) Aronson Rogich*	Director	December 31, 2020
Sigmund (Sig) Aronson Rogich

/s/ Alexander Scharf*	Director	December 31, 2020
Alexander Scharf

*By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Attorney-in-Fact